Exhibit 99.3

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	June 30, 2023	December 31, 2022
ASSETS
Current
Cash	$2,026,640	$1,913,742
Trade and other receivables	2,455,711	1,574,628
Prepaid expenses	262,481	173,504
Inventory	2,505,957	4,092,550
Advance to suppliers	588,970	155,852
	7,839,759	7,910,276
Long term receivable	142,838	150,185
Right of use assets	770,840	887,137
Equipment	190,706	207,402
Intangible assets	7,633,427	6,987,531
Total assets	$16,577,570	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan	$719,623	$-
Accounts payable and accrued liabilities	2,742,429	3,078,650
Deferred revenue	-	149,600
Lease obligations	329,433	303,788
Warrant liability	307,381	2,734,804
	4,098,866	6,266,842
Lease obligation	484,298	635,217
Total liabilities	4,583,164	6,902,059
Shareholders’ equity
Share capital	82,706,883	73,312,866
Reserves	14,218,932	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(85,030,279)	(77,818,663)
	11,994,406	9,240,472
Total liabilities and shareholders’ equity	$16,577,570	$16,142,531

Nature of operations and going concern (Note 1)

Subsequent events (Note 10)

Approved on August 14, 2023 on behalf of the Board:
“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and six months ended June 30

	6 months ended June 30, 2023		3 months ended June 30, 2023
	USD	USD	USD	USD
	2023	2022	2023	2022

Revenue	$4,513,354	$1,802,502	$2,710,717	$969,528
Cost of sales	(3,212,347)	(1,438,778)	(1,906,227)	(860,855)
Gross Profit	1,301,007	363,724	804,490	108,673

EXPENSES
Amortization and depreciation	855,139	459,924	453,499	335,419
Development expenses	85,450	263,370	31,465	140,054
Selling and marketing	2,041,168	2,208,726	1,037,803	1,163,675
General and administrative	3,095,812	3,510,661	1,703,382	1,851,582
Inventory impairment	-	303,316	-	238,980
Bad debts	10,148	63,285	10,148	70,643
Share-based payments	571,533	1,939,035	260,705	1,126,300
Total operating expenses	6,659,250	8,748,317	3,497,002	4,926,653

Net operating loss	(5,358,243)	(8,384,593)	(2,692,512)	(4,817,980)

OTHER EXPENSES
Finance expense	75,349	45,726	41,251	18,739
Foreign exchange	(78,599)	19,168	(78,762)	106,828
Change in fair value of convertible promissory note	-	3,250,848	-	570,391
Change in fair value of opening warrant liability	-	962,350	-	-
Change in fair value of warrant liability	1,856,623	(5,444,935)	(321,384)	(1,209,850)
Transaction costs	-	965,247	-	-
Total other expenses	1,853,373	(201,596)	(358,895)	(513,892)
Net loss for the year	(7,211,616)	(8,182,997)	(2,333,617)	(4,304,088)

Other comprehensive income
Translation adjustment	-	1,518	-	25,986

Comprehensive loss for the year	$(7,211,616)	$(8,181,479)	$(2,333,617)	$(4,278,102)

Weighted average shares (before the 100-1 reverse split)	68,257,292	13,805,757	77,394,214	14,635,152
Basic and diluted loss per share (before the 100-1 reverse split)	$(0.11)	$(0.59)	$(0.03)	$(0.29)

Weighted average shares (after the 100-1 reverse split)	682,573	138,058	773,942	146,352
Basic and diluted loss per share (after the 100-1 reverse split)	$(10.57)	$(59.27)	$(3.02)	$(29.41)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For six month periods ending June 30, 2023 and 2022

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2021	5,276,695	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	138,958	190,095	-	-	-	190,095
Share issued on capital raise	7,215,652	10,936,974	307,189	-	-	11,244,163
Share issuance costs on capital raise	-	(1,051,647)	-	-	-	(1,051,647)
Pre-funded warrants exercised	1,480,000	2,575,200	-	-	-	2,575,200
Shares issued for debt	1,009,219	1,172,961	-	-	-	1,172,961
Share based payments	-	-	1,939,035	-		1,939,035
Translation adjustment	-	-	-	1,518	-	1,518
Net loss	-	-	-	-	(8,182,997)	(8,182,997)
Balance, June 30, 2022	15,120,524	$68,478,827	$12,635,779	$(37,221)	$(70,702,409)	$10,374,976

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2022	44,868,560	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants exercised	39,074,844	7,583,617	(3,975,046)	-	-	3,608,571
Warrants transferred from liability	-	-	3,975,046	-	-	3,975,046
Share issued on capital raise	50,000,000	2,250,000	-	-	-	2,250,000
Share issuance costs on capital raise	-	(439,600)	-	-	-	(439,600)
Share based payments	-	-	571,533	-	-	571,533
Net loss	-	-	-	-	(7,211,616)	(7,211,616)
Balance, June 30, 2023	133,943,404	$82,706,883	$14,218,932	$98,870	$(85,030,279)	$11,994,406

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the six month period ended June 30

	June 30,	June 30,
	2023	2022
Operating activities
Net loss for the year	$(7,211,616)	$(8,182,997)
Items not affecting cash:
Amortization and depreciation	855,139	459,924
Bad debt expense	10,148	63,285
Impairment of inventory	-	303,316
Fair value changes on convertible debenture	-	3,250,848
Fair value changes on opening warrant liability	-	962,350
Fair value changes on warrant liability	1,856,623	(5,444,936)
Interest expense, net of repayments	-	9,586
Foreign exchange	7,347	-
Share based payments	571,533	1,939,035
Net Change in non-cash working capital
Trade receivables	(891,231)	75,316
Prepaids	(88,977)	(277,147)
Inventory	1,586,593	(2,590,511)
Advances to suppliers	(433,118)	(813,776)
Accounts payable and accrued liabilities	(336,221)	(928,706)
Deferred revenues	(149,600)	-
Net cash used in operating activities	(4,223,380)	(11,174,413)
Investing activities
Intangible asset additions	(1,329,175)	(1,389,620)
Equipment additions	(3,736)	(1,841)
Acquisition of ClearRF	-	(155,014)
Net cash used in investing activities	(1,332,911)	(1,546,475)
Financing activities
Lease payments	(160,405)	(154,665)
Bank loan	719,623	9,937
Convertible debt issued, net of repayments	-	(4,000,000)
Proceeds on share issuance, net of share issuance costs	2,250,000	16,711,184
Transaction costs	(748,600)	-
Exercise of warrants	3,608,571	2,575,200
Net cash from financing activities	5,669,189	15,141,656
Effect of foreign exchange on cash	-	13,910
Change in cash and restricted cash for the period	112,898	2,434,678
Cash and restricted cash, beginning of the period	1,913,742	1,619,742
Cash and restricted cash, end of period	$2,026,640	$4,054,420

During the six months ended June 30, 2023, the Company paid $16,959 (June 30, 2022 - $2,659) in interest and $Nil (June 30, 2022 - $nil) in income taxes.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $7,211,616 during the six month period ended June 30, 2023 (June 30, 2022- six month period net loss of $8,182,997), and, as of that date, the Company’s total deficit was $85,030,279 (December 31, 2022 - $77,818,663). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2022.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2022, except that the functional currency of Signifi Mobile Inc. is the $USD (formerly $CDN) as of January 1, 2023, and therefore all of the entities in the consolidated group of Siyata Mobile Inc. are all using the USD$ as the functional currency.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2022 annual consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Recent adoptions of accounting pronouncements

The following amendments became effective on January 1, 2023, and did not have a material impact on the Company’s condensed interim consolidated financial statements:

●	In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

●	In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting policies.

●	In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Future accounting pronouncements

The standards, amendments, and interpretations issued before 2023 but not yet adopted by the Company have been disclosed in Note 3 of the Company’s December 31, 2022 annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statement.

3.	BANK LOAN

The Company has obtained in April 2023, a $2,000,0000 line of credit factoring for its North American receivables with an 85% advance rate with interest of 1.8% for the first 30 days, then 0.5% every 10 days thereafter of the face value.

This loan is collateralized by the North American receivables, inventory and equipment. As at June 30, 2023 the loan balance is 719,623.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

4.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	November 3, 2021	January 11, 2022	October 12, 2022	January 19, 2023	Total
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$-	$2,734,804
Change in fair value of warrants exercised	(197,733)	-	(1,717,801)	-	(1,915,534)
Warrants issued	-	-	-	2,875,580	2,875,580
Proceeds from Inducement warrants issued	-	-	-	-	-
Transfer to equity	-	-	(564,946)	(3,410,100)	(3,975,046)
Change in fair value	-	(193,949)	247,006	534,520	587,577
Balance June 30, 2023	$-	$307,381	$-	$-	$307,381

Change in warrant fair value January 1, 2023-June 30, 2023
Change in fair value of warrants exercised	(1,915,534)
Fair value of warrants issued as inducement	2,875,580
Other changes in fair value of warrants	587,577
Day 1 Loss - FV Change in Warrant Liability	309,000
Total change in warrant fair value January 1, 2023-June 30, 2023	1,856,623

January 19, 2023 warrants

On January 19, 2023, the Company entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 18,042,857 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $0.23 to $0.20 per share and issue new unregistered warrants to purchase up to an aggregate of 18,042,857 common shares with an exercise price of $0.20 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses.

The new warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $0.23 per common share to an exercise price of $0.20 per common share.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 21,031,987 outstanding $0.20 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Subsequent to the quarter ended March 31, 2023, 21,031,987 warrants were exercised cashless in exchange for 21,031,987 common shares of the Company. All of the warrants that became cashless exercise were transferred to equity at March 30, 2023, as they no longer met the definition of a liability.

The fair value of the warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price at the date of issue, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

The fair value of the warrants on March 30, 2023 that was transferred to equity was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

4.	WARRANT LIABILITY (Cont’d)

November 3, 2021 warrants

The warrants allowed for the purchase of 1,892,857 common shares of the Company at an exercise price of US 4.00 per common share and expired 5 years from the issue date of the related promissory note. Under the terms of these warrants, the exercise price of the warrant was adjusted to $2.30 when an offering was closed on January 3, 2022 that issued shares at a price lower than the exercise price. On January 19, 2023 the warrant holders entered into the agreement noted above to exercise the warrants, and receive new warrants in exchange.

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $0.23 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

At January 19, 2023 prior to exercise, the fair value of the warrants was $NIL and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.19, strike rate $0.20 dividend yield 0%, term 0.0 years, volatility 130% and risk-free rate 3.62%.

January 11, 2022 warrants

The Company assessed that the 8,519,999 warrants, and 1,480,000 pre-funded warrants issued in the January 2022 equity offering did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

At December 31, 2022 the fair value of the warrants was $501,330 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

At June 30, 2023 the fair value of the warrants was $307,381 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.05, strike rate $2.30, dividend yield 0%, term 3.54 years, volatility 170% and risk-free rate 4.35%. This is based on a level 3 output calculated as follows:

●	The expected volatility was based on the historical daily stock price volatility over a look-back period that was consistent with the balance-remaining term corresponding to each Instrument as of the Valuation Date(s). The historical volatility was then adjusted for:

●	The actual implied-to-historical volatility ratio observed for the Company’s publicly-traded warrants. This approach incorporated the differences between the implied volatility and the historical volatility for the publicly-traded warrant. The ratio was used to determine the volatility if the Instruments were publicly traded.

●	A 25% volatility haircut1 given that the Instruments were not publicly traded and were expected to have lower volatilities than the comparable publicly-traded instruments. The 25% volatility haircut is amortised over the balance-remaining term of the Instruments. As of the Valuation Date, the volatility haircut was 18% for the warrants issued on January 11, 2022. This adjustment informed the expected equity volatility for a privately-issued instrument

October 12, 2022 warrants

The Company assessed that the 17,400,000 warrants and 1,590,000 pre-funded warrants issued as part of the October 2022 equity offering did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. On January 19, 2023 the warrant holders entered into the agreement noted above to exercise 16,150,000 of the 17,400,000 warrants, and receive new warrants in exchange. The remaining 1,250,000 warrants that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

4.	WARRANT LIABILITY (Cont’d)

The fair value of the warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

The fair value of the 1,250,000 unexercised warrants on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.19; exercise price $0.20; term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the 16,150,000 exercised warrants immediately prior to exercise on January 19, 2023 was $NIL and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.19; exercise price $0.20; term 0 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the 2,989,130 (1,739,130 waiver warrants plus 1,250,000 unexercised warrants) outstanding warrants on March 30, 2023 prior to the transfer to equity was $564,946 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

In connection with the October 2022 equity offering, the Company issued 1,739,130 waiver warrants exercisable at $0.23 per share which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period. On March 30, 2023, the waiver warrants were modified to cashless exercise as described above, and therefore met the “fixed for fixed” test and were reclassified to equity.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

5.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

As at June 30, 2023, the Company had 133,943,404 common shares issued and outstanding (December 31, 2022 – 44,868,560).

As of the date of issuance of these unaudited condensed interim consolidated financial statements total outstanding common shares is 1,853,955 post 100-to-1 reverse split that was effective as of August 9, 2023, (185,393,404 pre-split) as described in Subsequent Events Note 10.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(b)	Common share transactions

Transactions for the six months ended June 30, 2023 are as follows:

●	The Company issued 18,042,857 common shares on the exercise of various warrants for gross proceeds of $3,608,571. Additionally, the Company issued 18,042,857 warrants to replace those warrants that were exercised. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that were exercisable as of March 30, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also became cashless. As a result, 21,031,857 common shares were issued for cashless warrants in Q2 2023.

On June 28, 2023 the Company issued 50,000,000 at $0.045 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

Subsequent to June 30, 2023, the Company issued 51,250,000 shares at $0.045 per share for gross proceeds of $2,306,250 as described in Subsequent Events Note 10.

Transactions for the six months ended June 30, 2022 are as follows:

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds. The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants and $1,106,747 to the unit warrants in the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

b)	Common share transactions (cont’d)

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	On March 31, 2022, as part of the ClearRF acquisition, the Company issued 138,958 shares to the vendor with a fair value of $190,094.

The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2021	414,568	$13.88
Granted	1,145,000	1.15
Expired/Cancelled	(53,430)	30.90
Outstanding options, December 31, 2022	1,506,138	$3.53
Granted	-	-
Expired/Cancelled	-	-
Outstanding options, June 30, 2023 and date of MD&A (before the 100-1 reverse stock split)	1,506,138	$3.53
Outstanding options, June 30, 2023 and date of MD&A (after the 100-1 reverse stock split)	15,061	$353.00

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

As at June 30, 2023 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.48
15-Jan-19	828	828	54.00	15-Jan-24	0.55
21-Mar-19	12,345	12,345	59.00	21-Mar-24	0.73
1-Jan-20	2,069	2,069	54.00	1-Jan-24	0.51
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.38
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.38
2-Jan-21	57,000	57,000	11.50	2-Jan-26	2.51
2-Jan-21	5,000	5,000	11.50	2-Jan-31	7.52
18-Jan-21	14,500	14,500	11.50	18-Jan-26	2.56
1-Jan-22	20,000	12,500	4.00	29-Oct-26	3.33
13-Apr-22	795,000	331,250	1.10	13-Apr-27	3.79
12-Jul-22	330,000	110,000	1.10	12-Jul-25	2.04
Total (before the 100-1 reverse stock split)	1,506,138	794, 888	$3.53		3.67
Total (after the 100-1 reverse stock split)	15,061	7,949	$353.00		3.67

Transactions for the six months ended June 30, 2022 are as follows:

●

On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2.724 per option).

On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $678,520 ($0.8535 per share).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity is as follows:

	Number of RSU’s	Weighted Average Issue Price

Outstanding RSU, December 31, 2021	0	$-
Granted	3,195,000	1.05
Exercised	(30,000)	1.10
Outstanding RSU, December 31, 2022	3,165,000	$1.05
Granted	-	-
Exercised	-	-
Outstanding RSU, June 30, 2023 and date of MD&A (before 100-1 reverse stock split)	3,165,000	$1.05
Outstanding RSU, June 30, 2023 and date of MD&A (after 100-1 reverse stock split)	31,650	$105.00

As at June 30, 2023 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	2,250,000	1,350,000	1.03
13-Apr-22	825,000	513,750	1.10
12-Jul-22	90,000	30,000	1.10
Outstanding RSU, June 30, 2023 and date of MD&A (before 100-1 reverse stock split)	3,165,000	1,893,750	$1.05
Outstanding RSU, June 30, 2023 and date of MD&A (after 100-1 reverse stock split)	31,650	18,938	$105.00

Transactions for the six month period ended June 30, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●

On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of options	Weighted average exercise price

Outstanding agent options, December 31, 2020	452,523	$8.02
Expired	(6,597)	52,68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	487,283	2.51
Expired	(1,702)	20.49
Outstanding agent options, December 31, 2022	931,507	$4.12
Granted	-	-
Expired	-	-
Outstanding agent options, June 30, 2023 and date of MD&A (before the 100-1 reverse stock split)	931,507	$4.87
Outstanding agent options, June 30, 2023 and date of MD&A (after the 100-1 reverse stock split)	9,315	$487.00

As at June 30, 2023 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	113,500	113,500	$6.60	28-Sep-25	2.00
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	2.00
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	1.00
11-Jan-22	434,783	434,783	$2.53	11-Jan-27	4.00
1-Apr-22	52,500	52,500	$2.30	8-Mar-27	4.00
Total (before the 100-1 reverse stock split)	931,507	931,507	$4.87		2.98
Total (after the 100-1 reverse stock split)	9,315	9,315	$487.00		2.98

Transactions for the six month period ended June 30, 2022 are as follows:

●	The Company issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 52,500 agent’s options with a fair value of $61,950 with an exercise price of $2.30.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

5.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2021	5,121,328	$9.89
Granted	29,139,129	$0.94
Expired	(128,386)	$33.47
Outstanding, December 31, 2022	34,132,071	$1.76
Granted	18,042,857	$0.20
Exercised	(39,074,844)	$0.09
Outstanding, June 30, 2023 and the date of the MD&A (before the 100-1 reverse stock split)	13,100,084	$3.84
Outstanding, June 30, 2023 and the date of the MD&A (after the 100-1 reverse stock split)	131,001	$384.00

As at June 30, 2023 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
11-Jan-22	9,999,999	2.30	10-Jan-27
Total (before the 100-1 reverse stock split)	13,100,084	$3.84
Total (before the 100-1 reverse stock split)	131,001	$384.00

Transactions for the six months ended June 30, 2023 are as follows:

●	18,042,857 warrants were exercised on January 12, 2023. The Company issued 18,042,857 warrants to replace those warrants that were exercised. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that were exercisable as of March 31, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also became cashless. As a result, 21,031,857 cashless warrants were exercised in Q2 2023.

Transactions for the six month period ended June 30, 2022 are as follows:

On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 9,999,999 share purchase warrants, exercisable at $2.30 per warrant and with a term of five years.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

6.	TRANSACTION COSTS

Transaction costs incurred in relation to the January 2023 warrant raise and issuance described in Note 5 were $439,600 and were included in the change in fair value of warrant liability on the statement of operations.

Transaction costs incurred in the six months ended June 30, 2022 were $965,247, which are costs incurred for the January 11, 2022 capital raise that were allocated to the warrant liability and expensed through the statement of operations.

7.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the unaudited condensed interim consolidated statement of financial position.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

8.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and six month period ended June 30, 2023 and 2022 are as follows:

	2023	2022
Payments to key management personnel:
Salaries, consulting and directors’ fees	$667,582	$851,262
Share-based payments	438,008	1,792,129
Total	$1,105,590	$2,643,391

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

8.	RELATED PARTY TRANSACTIONS (cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2023	2022
Selling and marketing expenses	VP Technology/VP Sales International	$182	$152
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$486	$699

9.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three and six month period ended June 30	6 months ended June 30		3 months ended June 30
(in thousands)	2023	2022	2023	2022
USA	$3,342	$722	$2,270	$477
Canada	521	625	302	376
EMEA	650	443	139	104
Australia	-	13	-	13
Total	$4,513	$1,803	$2,711	$970

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2023 and December 31, 2022 and for the three and six month period ended June 30, 2023 and 2022

9.	SEGMENTED INFORMATION (cont’d)

Non-current asset geographic area information is shown below:

(in thousands)	June 30, 2023	December 31, 2022

Long-term receivable total	$143	$150
Canada	-	-
EMEA	143	150

Right of use asset total	$771	$887
Canada	126	177
EMEA	645	710

Equipment total	$191	$207
Canada	-	-
EMEA	191	207

Intangibles total	$7,633	$6,988
Canada	70	-
EMEA	7,563	6,988

Product information is shown below:

Revenue by product line for the three and six month period ended June 30	6 months ended		3 months ended
(in thousands)	2023	2022	2023	2022
Cellular boosters and related accessories	$1,012	1,213	$575	750
Rugged devices and related accessories	$3,501	590	$2,136	220
Total	$4,513	1,803	$2,711	970

10.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company issued 51,250,000 common shares at $0.45 for total gross proceeds of $2,306,250.

On August 9, 2023, the Company affected a 100-to-1 reverse stock split resulting in 185,393,404 common shares converted with rounding into 1,853,955 new common shares.